UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         WORLDPORT COMMUNICATIONS, INC.

             (Exact name of registrant as specified in its charter)


           DELAWARE                                         84-1127336

(State of incorporation or organization)    (I.R.S. Employer Identification No.)


   1825 BARRETT LAKES BLVD.
           SUITE 100
       KENNESAW, GEORGIA                                30144

(Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class          Name of each exchange on which
      to be so registered          each class is to be registered

             NONE                               NONE



If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE

                                (Title of class)


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

     WorldPort Communications, Inc. (the "Company") is authorized to issue 65,000,000 shares of common stock, $.0001 par value per share (the "Common Stock") and 10,000,000 shares of preferred stock, $.0001 par value per share. The following description of capital stock of the Company and certain provisions of the Company's Certificate of Incorporation and other relevant documents is a summary and is qualified in its entirety by such other documents.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. The shares of Common Stock do not have cumulative voting rights with respect to the election of directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities. The Company's Certificate of Incorporation prohibits the Company from paying dividends on the Common Stock if the Company is not current in its dividend payments on the Preferred Stock (as defined below). In addition, the Preferred Stock ranks prior to the Common Stock and any other class or series of common stock as to the payment of dividends and distributions upon liquidation, dissolution or winding up. The shares of Common Stock are not subject to liability for calls or assessments and have no conversion rights, sinking fund privileges or preemptive rights.

     In addition to its Common Stock, the Company has designated and issued shares of two classes of preferred stock, Series A Preferred Stock, par value of $0.0001 per share, and Series B Preferred Stock, par value of $0.0001 per share. Certain of the terms of the Series A Preferred Stock and Series B Preferred Stock (collectively, "Preferred Stock"), and/or the terms of any other preferred stock designated by the Company in the future, may have the effect of delaying, deferring or preventing the occurrence certain transactions with respect to the Company, including a change of control.

     For example, the Preferred Stock is entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as a single class. Each holder of Series A Preferred Stock is entitled to such number of votes as such holder would be entitled upon conversion of such stock into Common Stock (currently one vote). Each holder of Series B Preferred Stock is entitled to forty (40) votes per share of Series B Preferred Stock. Additionally, if at least 76,614 shares of Series A Preferred Stock are outstanding, the Company must receive the approval of at least a majority of Series A Preferred Stockholders and/or if at least 1,000,000 shares of Series B Preferred Stock are outstanding, the Company must receive the approval of at least a majority of Series B Preferred Stockholders before the Company may: (A) issue any security (except as such may be issued in payment of dividends of Preferred Stock) which will, with respect to dividend rights or rights on liquidation, dissolution or the winding up of the Company, rank senior to the Preferred Stock, or any obligation or security convertible into or evidencing the right to purchase any securities senior to the Preferred Stock; or (B) alter, amend or repeal any provision in the Certificate of Incorporation (including any such alteration, amendment or repeal effected by any merger or consolidation), if such amendment, alteration or repeal would alter or change the powers, preferences or special rights with respect to the shares of Preferred Stock in a manner adverse to the holders. Also, if at least 76,614 shares of Series A Preferred Stock are outstanding, the Company must obtain the approval of Series A Preferred Stockholders in order to merge, consolidate or sell all or substantially all of its assets.

     In addition, any share of Preferred Stock, may at the option of the holder and without any payment of consideration, be converted into shares of Common Stock. Each share of Series A Preferred Stock is convertible into one share of Common Stock. Each share of Series B Preferred Stock is convertible into four shares of Common Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is subject to adjustment in certain circumstances, such as stock splits, stock dividends and recapitalizations. Additionally, upon the conversion of at least 60% of Series A Preferred Stock or at least 70% of Series B Preferred Stock, all shares of the respective Preferred Stock shall be deemed converted into Common Stock, and if the Common Stock averages $7.00 or more for 20 consecutive trading days on a national exchange for the U.S. or one of the NASDAQ national market systems, the Series A Preferred Stock will be deemed to be converted into Common Stock.

ITEM 2.        EXHIBITS

     Exhibit No.

3.1 Certificate of Incorporation of the Company, as amended and including Certificates of Designation for the Series A Preferred Stock and the Series B Preferred Stock, previously filed as Exhibit 3.1 to the Company's Form 10-KSB/A-2 for the fiscal year ended December 31, 1997, and incorporated herein by reference.

3.2 Bylaws of the Company previously filed as Exhibit 3.2 to the Company's Form 10-KSB/A-2 for the fiscal year ended December 31, 1997, and incorporated herein by reference.

                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   October 27, 1998      WORLDPORT COMMUNICATIONS, INC.


                              By: /s/ Phillip S. Magiera
                                  Name:  Phillip S. Magiera
                                  Title:  Chief Financial Officer